SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Global SPAC Partners Co.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G3934K 129

(CUSIP Number)

Bryant B. Edwards

2093 Philadelphia Pike #1968

Claymont, DE 19703

Telephone: (650) 560 4753

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3934K 129

1	Names of Reporting Person. Global SPAC Sponsors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,642,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,642,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,642,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4%
14	Type of Reporting Person OO

(1)	Includes (i) 4,112,500 Class B ordinary shares of the Issuer acquired pursuant to a Securities Subscription Agreement by and between Global SPAC Sponsors LLC and the Issuer, which shares are convertible into Class A ordinary shares at a one-for one basis, subject to certain adjustments and (ii) 530,000 Class A ordinary shares of the Issuer underlying the private placement units (each private placement unit consisting of one subunit and one half of one warrant; each subunit consisting of one Class A ordinary share and one-quarter of one warrant; each whole warrant exercisable to purchase one Class A ordinary share) acquired pursuant to a Unit Subscription Agreement by and between Global SPAC Sponsors LLC and the Issuer.

CUSIP No. G3934K 129

1	Names of Reporting Person. Bryant B. Edwards
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,642,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,642,500 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,642,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4%
14	Type of Reporting Person IN

(1)	Includes (i) 4,112,500 Class B ordinary shares of the Issuer acquired pursuant to a Securities Subscription Agreement by and between Global SPAC Sponsors LLC and the Issuer, which shares are convertible into Class A ordinary shares at a one-for-one basis, subject to certain adjustments and (ii) 530,000 Class A ordinary shares of the Issuer underlying the private placement units (each private placement unit consisting of one subunit and one half of one warrant; each subunit consisting of one Class A ordinary share and one-quarter of one warrant; each whole warrant exercisable to purchase one Class A ordinary share) acquired pursuant to a Unit Subscription Agreement by and between Global SPAC Sponsors LLC and the Issuer. Bryant B. Edwards, the Chief Executive Officer and director of the Issuer, is the sole manager of Global SPAC Sponsors LLC with voting and investment discretion of the securities held by Global SPAC Sponsors LLC and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Edwards disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Global SPAC Sponsors LLC, a Delaware limited liability company and Bryant B. Edwards (each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value

Issuer:    Global SPAC Sponsors LLC (the “Issuer”)

2093 Philadelphia Pike #1968

Claymont, DE 19703

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	Global SPAC Sponsors LLC (the “Sponsor”), which is the holder of record of approximately 21.4% of all the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Issuer based on the number of Class A ordinary shares (17,447,500) and Class B ordinary shares (4,287,500) as of March 29, 2022), as reported by the Issuer in its Annual Report on Form 10-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 31, 2022; and

(ii)	Bryant B. Edwards, the Chief Executive Officer and director of the Issuer, is the sole manager of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2093 Philadelphia Pike #1968, Claymont, DE 19703.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Bryant B. Edwards is the Chief Executive Officer and director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Bryant B. Edwards is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Class A ordinary shares and Class B ordinary shares currently beneficially owned by the Reporting Persons was $5,300,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on August 7, 2020, the Sponsor purchased 5,750,000 Class B ordinary shares (the “founder shares”) for a purchase price of $25,000, or approximately $0.00435 per share.

On September 17, 2020, the Sponsor transferred 50,000 founder shares each to Marwan Abedin and two former director nominees, at the same price of approximately $0.00435 per share, none of which are subject to forfeiture if the underwriters’ over-allotment is not exercised in full. The Sponsor subsequently repurchased the 100,000 founder shares from the two former director nominees and 25,000 founder shares from Mr. Abedin at the same price of approximately $0.00435 per share. On March 5, 2021, the Sponsor transferred 25,000 founder shares to each of Jayesh Chandan and Amir Kazmi at the same price of approximately $0.00435 per share, none of which are subject to forfeiture if the underwriters’ over-allotment is not exercised in full. On April 8, 2021, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 1,150,000 founder shares. This resulted in the Sponsor holding an aggregate of 4,600,000 founder shares prior to initial public offering (“IPO”), of which up to 600,000 were subject to forfeiture by the Sponsor if the underwriters’ over-allotment was not exercised in full.

On April 14, 2021, I-Bankers Securities, Inc., the underwriter of the Issuer’s IPO, partially exercised the over-allotment option to purchase 750,000 public units. As a result of the over-allotment option being only partially exercised, 412,500 founder shares were forfeited on April 15, 2021, resulting in the Sponsor holding an aggregate of 4,187,500 founder shares.

On April 13, 2021, simultaneously with the consummation of the Issuer’s IPO, the Sponsor purchased 515,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Unit Subscription Agreement, dated April 8, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one subunit and one half of one warrant; each subunit consists of one Class A ordinary share and one-quarter of one warrant; each whole warrant exercisable to purchase one Class A ordinary share, at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated April 8, 2021). On April 14, 2021, simultaneously with the exercise of the over-allotment option, the Sponsor purchased an aggregate of 15,000 additional Placement Units, at a purchase price of $10.00 per Placement Unit, generating gross proceeds to the Company of $150,000.

The Class A ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Class A ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any subunits included in the units sold in the IPO (the “public subunits”) in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated certificate of incorporation; and (C) not to redeem any founder shares or the subunits comprising the Placement Units in connection with the liquidation of the trust account if the Issuer fails to complete an initial business combination within 12 months from the completion of its IPO. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Class A ordinary shares beneficially owned by the Reporting Persons (based on the number of Class A ordinary shares (17,447,500) and Class B ordinary shares (4,287,500) issued and outstanding as of March 29, 2022, as reported by the Issuer in its Annual Report on Form 10-K, filed by the Issuer with the SEC on March 31, 2022) are as follows:

Global SPAC Sponsors LLC
a)		Amount beneficially owned: 4,642,500	Percentage: 21.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,642,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,642,500

Bryant B. Edwards
a)		Amount beneficially owned: 4,642,500	Percentage: 21.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,642,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,642,500

Bryant B. Edwards, the Chief Executive Officer and a director of the Issuer, is the sole manager of the Sponsor and has voting and investment discretion with respect to the Class A ordinary shares held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Class A ordinary shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Certain officers and directors of the Issuers are, directly or indirectly, a member of the Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Class A ordinary shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Shares

In connection with the organization of the Issuer, on August 7, 2020, the Sponsor purchased 5,750,000 founder shares for a purchase price of $25,000, or approximately $0.00435 per share.

On September 17, 2020, the Sponsor transferred 50,000 founder shares each to Marwan Abedin and two former director nominees, at the same price of approximately $0.00435 per share, none of which are subject to forfeiture if the underwriters’ over-allotment is not exercised in full. The Sponsor subsequently repurchased the 100,000 founder shares from the two former director nominees and 25,000 founder shares from Mr. Abedin at the same price of approximately $0.00435 per share. On March 5, 2021, the Sponsor transferred 25,000 founder shares to each of Jayesh Chandan and Amir Kazmi at the same price of approximately $0.00435 per share, none of which are subject to forfeiture if the underwriters’ over-allotment is not exercised in full. On April 8, 2021, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 1,150,000 founder shares. This resulted in the Sponsor holding an aggregate of 4,600,000 founder shares prior to the Issuer’s IPO, of which up to 600,000 were subject to forfeiture by the Sponsor if the underwriters’ over-allotment was not exercised in full.

On April 14, 2021, I-Bankers Securities, Inc. partially exercised the over-allotment option to purchase 750,000 public units. As a result of the over-allotment option being only partially exercised, 412,500 founder shares were forfeited on April 15, 2021, resulting in the Sponsor holding an aggregate of 4,187,500 founder shares.

Unit Subscription Agreement between the Issuer and Sponsor

On April 13, 2021, simultaneously with the consummation of the Issuer’s IPO, the Sponsor purchased 515,000 Placement Units pursuant to the Subscription Agreement. On April 14, 2021, simultaneously with the exercise of the over-allotment option, the Sponsor purchased an aggregate of 15,000 additional Placement Units. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 14, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On April 8, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its founder shares, any Class A ordinary shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s memorandum and articles of association (the “Charter”) prior to the consummation of a business combination unless the Company provides public shareholders with the opportunity to redeem their public subunits upon such approval in accordance with such Charter, (C) not to redeem any founder shares and any public subunits into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination and (D) that the founder shares and any subunits underlying the Placement Units shall not participate in any distribution of the trust account.

The Sponsor also agreed that in the event of the liquidation of the trust account of the Issuer (as defined in the Insider Letter), it will indemnify the Issuer for any debts and obligations to target businesses or vendors or other entities that are owed money by the Issuer for services rendered or contracted for or products sold to the Issuer, but only to the extent necessary to ensure that such debt or obligation does not reduce the amount of funds in the trust account below $10.10 per share; provided that such indemnity shall not apply (i) if such vendor or prospective target business executes an agreement waiving any claims against the trust account, or (ii) as to any claims under the Issuer’s obligation to indemnify the underwriters against certain liabilities.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC April 14, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On April 8, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on April 14, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Unit Subscription Agreement, dated as of April 8, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 14, 2021).

Exhibit 10.2	Insider Letter, dated as of April 8, 2021, by and between the Issuer, the Sponsor and officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 14, 2021).

Exhibit 10.3	Registration Rights Agreement, dated as of April 8, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 14, 2021).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022	GLOBAL SPAC SPONSORS LLC

	By:	/s/ Bryant B. Edwards
Name: Bryant B. Edwards
Title: Sole Manager

BRYANT B. EDWARDS

By:	/s/ Bryant B. Edwards